March 21, 2025

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Pearlyne Paulemon

Pam Long

Re:	Collab Z Inc.

Draft Registration Statement on Form S-1 Submitted January 22, 2025

CIK No. 0002050338

Dear Ms. Paulemon and Ms. Long:

On behalf of Collab Z Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of February 18, 2025 with respect to Draft Registration Statement on Form S-1 (the “DRS”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Draft Registration Statement on Form F-1 (“DRS/A1”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Draft Registration Statement on Form S-1 Cover page

1.	Please revise to state that in addition to the initial public offering, you are also registering shares to be sold by selling shareholders pursuant to a separate prospectus. Give the number of shares being registered for resale here, in the summary and in the risk factor entitled “Future sales of our securities may affect the market price of our securities” on page 25.

Response: In response to the Staff’s comment, we have revised on the cover page of the DRS/A1 to state that in addition to the initial public offering, we are also registering shares to be sold by selling shareholders pursuant to a separate prospectus. In addition, we have revised the DRS/A to give the number of shares being registered for resale here, in the summary and in the risk factor entitled “Future sales of our securities may affect the market price of our securities” on page 25.

Our Solution, page 1

2.	Please provide additional summary disclosure here, with more detailed disclosure in the Business section, describing what the AI-enhanced property management platform does or will do, how it achieves the objectives discussed, and why it is necessary or advantageous over traditional methods of property management for the company and for tenants. For example, explain how it allows tenants to earn income, develop skills, improve living conditions and enhance social interactions, as referred to on page 43, and disclose what property management tasks it connects them to. Explain why tenants would prefer to engage in property managements tasks themselves, as opposed to having tasks carried out by professional property managers.

Response: In response to the Staff’s comment, we have provided more detailed disclosure on our AI-enhanced property management platform on pages 51-52 and pages 52-56.

Prospectus Summary Overview, page 1

3.	We note your statements that as you expand, your Collab Platform will “continue to lead the shift towards a more connected and engaged property management ecosystem” and that your company is at the “forefront of the PropTech industry,” as well as disclosure on page 42 that Collab Z “leads the PropTech industry with its pioneering Collab Platform.” It is unclear from your disclosure the basis for these statements or measures by which you “lead” or will “continue to lead,” or are “at the forefront of the PropTech industry.” Further, we note risk factor disclosure in which you state that your competitors include some major public companies and companies with significantly greater technical resources and superior expertise in research and development. Please revise to state the basis for and measures supporting these and similar statements here and throughout the prospectus.

Response: In response to the Staff’s comment, we have provided more detailed on Collab’s market leadership and competitive advantage on pages 51-53.

4.	Please revise to include summary disclosure regarding your EB-5 Immigration Investor Services, Renovation Management, Procurement and Development and Construction Management businesses. To the extent that you intend to shift your focus away from these activities in the future, please disclose this as well, and provide more detailed disclosure in the Business section.

Response: In response to the Staff’s comment, we have provided summary disclosure on EB-5 Immigration Investor Services, Renovation Management, Procurement and Development and Construction Management businesses in the Prospectus Summary - Current Business Model” section on page 2. We have also provided more detailed disclosure on such businesses in the “Description of the Business” section on page 50 and additional disclosure on the transition plan in “Future Business Model” section on page 58.

5.	Disclose that the majority of your revenue is derived from related parties, and briefly describe the nature of your relationship with the parties and the arrangements with such parties. Provide more detailed disclosure in the Business section.

Response: In response to the Staff’s comment, we have provided more detailed disclosure on related parties transactions on page 58.

Recent Developments, page 2

6.	Please explain how the issuance of 4,550,500 shares of common stock remedied a structural error that caused you to cancel 4,519,500 of the 5,060,391 shares privately placed in September 2024. Please also reconcile disclosure that you issued the 4,550,500 shares of common stock to YRQ Irrevocable Trust in the Share Exchange which in turn assigned 1,838,000 shares to its beneficiaries with disclosure on page II- 3 that you issued these shares to your current shareholders.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the Company intended to execute a reorganization of entities under common control. The Company misunderstood how to properly effectuate the reorganization and incorrectly issued new shares to accomplish the reorganization, resulting in the structural error. When it realized the error, it remedied such error by effecting the cancellation of 4,519,500 shares and subsequently executing the Share Exchange. A portion of the 5,060,392 shares issued, which were not cancelled, were new shares issued to employees and consultants, and were therefore recorded as compensation during the period. The Company was able to properly execute the reorganization of entities under common control pursuant to the Share Exchange without having to cancel these shares. In addition, we have revised the disclosure on page II-3 to reconcile with disclosure on page 2.

Implications of Being an Emerging Growth Company, page 5

7.	We note your disclosure regarding your election to take advantage of an extended transition period for complying with new or revised accounting standards is inconsistent throughout your filing. For example, you have indicated that you will take advantage of this exemption on pages 5 and Alt-5 and you have not checked the applicable box on the cover page; however, you have indicated that you will not avail yourselves of this extended transition period on page 41. Please revise your filing for consistency.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 8, 32, 49 and Alt-5- to clarify that the Company will avail themselves of the extended transition period.

Lock-up, page 6

8.	Disclosure here and in the risk factor “A substantial portion of the outstanding shares of our common stock . . .” on page 25 indicates that parties to the lock-up agreement include officers, directors and holders of 5% or more of your outstanding common stock; however disclosure in the risk factor “Future sales of our securities . . .” on page 25 states that the selling shareholders are not subject to the lock-up. Assuming that any of your officers, directors or 5% or greater shareholders are also selling shareholders, please revise to reconcile this inconsistency. Please also revise disclosure on page 61 to clarify that officers, directors and 5% or greater shareholders are also parties to lock-up agreements.

Response: In response to the Staff’s comment, we have revised the disclosures on the cover page, pages 33 and 773 accordingly.

Risk Factors, page 8

9.	We note disclosure in note 2 to your audited financial statements that they have been prepared on a going concern basis and that the company is heavily reliant on related parties as its primary revenue and cash flow sources and has historically generated revenues from sources that may not be recurring. Please include appropriate risk factor disclosure.

Response: In response to the Staff’s comment, we have revised the DRS/A to include appropriate risk factor disclosure.

10.	Include risk factor disclosure addressing any material risks to your business, operations, and financial condition in connection with your development and use of products and services using artificial intelligence technology.

Response: In response to the Staff’s comment, we have revised the DRS/A to include appropriate risk factor disclosure.

The market price, trading volume and volatility . . .. , page 23

11.	We note your disclosures elsewhere in the prospectus that you have applied for listing of your common shares on Nasdaq. However, we note on page 23 your intention to list on NYSE American. Please reconcile conflicting information.

Response: In response to the Staff’s comment, we have revised the DRS/A to reconcile conflicting information to clarify that the Company intends to list its common shares on Nasdaq.

Capitalization, page 31

12.	We note your disclosure on page 6 that you have agreed to issue to the representatives of the underwriters or their designees at the closing of the offering, warrants (the “Representative Warrants”) to purchase the number of shares of your common stock equal to 4% of the aggregate number of shares sold in this offering. Please expand your disclosures in your filing to disclose the anticipated accounting treatment related to the issuance of such warrants at inception including whether the Company anticipates recognizing an expense for such warrants, the amount of such expense, if any, and any subsequent accounting and classification. Please ensure your response and disclosures cite all applicable accounting guidance relied on in arriving at the accounting determination including how the Company considered the guidance in ASC 718 and ASC 815-40.

Response: We have expanded our disclosures to disclose the anticipated accounting treatment of the Representatives’ Warrants.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Certain Key Factors Affecting Our Performance, page 34

13.	We note your disclosure that a number of factors present opportunities, challenges and risks that may impact your operations, as well as disclosure on page 9 that you track certain operational metrics. Please include a discussion of trends, events and uncertainties that may impact your liquidity or results of operations, and describe anykey metrics relied upon by management when assessing the performance of your business in MD&A. Please see Item 303 of Regulation S-K

Response: We have included a discussion of trends, events and uncertainties in the M&DA as noted per the comment above.

Future Equity Obligations, page 38

14.	Please describe the terms of the SAFE agreement in more detail. For example, state whether the offering you are registering constitutes a triggering event for the SAFE’s conversion to equity and state the number of shares that will be issued, as well as any material conditions to the conversion. Also clarify how the issuance of shares pursuant to the SAFE affects references to the number of shares outstanding throughout the prospectus, and whether the investor should be included in the beneficial ownership table on page 58 as a party with the right to acquire 5% or more of the company’s outstanding shares at the time of the offering, or an officer or director.

Response: In response to the Staff’s comment, we have updated the disclosure. We have disclosed that the number of shares to be issued upon conversion of equity at the triggering event (the offering) are undeterminable based on the conversion terms. The shares are not in the current shares outstanding referenced throughout the prospectus, and won’t be determined until the offering terms are known, however, we have included a placeholder throughout the DRS/A which will be completed once offering terms are known.

Off-Balance Sheet Arrangements, page 40

15.	Please revise your filing to discuss your minimum rental guarantee within your disclosure of your off-balance sheet arrangements, or tell us how you determined this disclosure is unnecessary. Reference is made to Item 303 of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosure accordingly.

Business, page 42

16.	We note your disclosure on page 47 that the Company oversees development and construction projects. We also note on page 36 that the Company began new renovation and development projects on certain properties. Please describe these projects in greater detail, such as the type of project, the material terms of the agreements relating to these projects, the anticipated completion dates, and any material risks associated with these projects.

Response: In response to the Staff’s comment, we have provided more detailed disclosure on the new development project in section “Development and Construction Management” on pages 56-58.

17.	We note disclosure on page 50 that your AI capabilities are currently under development. Please disclose whether you intend to develop proprietary technology, utilize open-source technology, or license the use of such technology developed by third parties. If you are developing this technology, please elaborate on the current state of your research and development of your platform. To the extent you intend to license existing or future technologies or plan to utilize open-source technology, please also revise your risk factors to address any related material risks.

Response: In response to the Staff’s comment, we have provided more detailed disclosure on our AI Technology Development on pages 452-56.

18.	Please explain the nature of the artificial intelligence you are developing or plan to use and how it will be incorporated into your business. Explain how AI will change your property management activities from how they are currently conducted using traditional methods and the “Current Systems Features and Tools,” including tools and software connected by a series of APIs developed by Collab system engineers, as you describe on page 44. For example, we note your statement that implementing AI- enhanced workflow management significantly reduces operational costs, boosts occupancy rates, optimizes rents and maximizes the increase in single-property value for rental housing providers, but does not describe how it achieves these improvements. You describe other benefits to tenants and professional service providers, but it is again unclear exactly what the benefits are or how AI improves upon your current systems and tools. Please provide more context and concrete examples, where appropriate, to help investors better understand these benefits and what differentiates your property management services from other providers.

Response: In response to the Staff’s comment, please refer to the sections “Principal Products and Services” starting from page 55 to 56..

19.	We note your references to the Resident Center app, Community Pros and professional service providers. Please revise to explain what these are and how they operate in the context of your business.

Response: In response to the Staff’s comment, please refer to the section “Principal Products and Service” on pages 52 - 56 and “Our Solution” on page 51.

Current Systems Features and Tools, page 44

20.	Please briefly explain what the Discord, Buildium, Retool and WebFlow Websites tools are, how you use them and whether you subscribe or license them from third parties. If they are material to your business and you have any agreement with third parties for the use of these tools, please describe such agreements and file them as exhibits to the registration statement.

Response: In response to the Staff’s comment, please refer to the section “Principal Products and Service” on pages 52-56 for the detailed explanation of Discord, Buildium, Retool, and WebFlow websites.

As noted in our revised disclosure, the Company has standard and commercial SaaS licensing agreements that were entered into in the ordinary course of business, and does not have any exclusive agreements with Buildium, Discord, Retool, and Webflow, which are used for internal operations and marketing but that we believe are not material to the Company’s core business.

Current Business Model, page 47

21.	Please clarify whether the CollabZ platform or app will also be used in your development, construction, renovation, procurement or EB-5 businesses. Also explain how tenants conduct your leasing, vendor coordination and property management services, as suggested in the paragraph entitled “Property Management Services.”

Response: In response to the Staff’s comment, we have provided more details on Future Potential Integration in section “Principal Products and Service” on pages 52 - 56 . We have also provided more details on how tenant conduct leasing, vendor coordination and property management service in the section “Current Business Model” on pages 56-58.

Certain Relationships and Related Party Transactions, page 56

22.	Please revise to provide the disclosures required by Item 404(d)(1) of Regulation S-K up to the date of the prospectus, including the names of the related parties, the amount involved and the material terms of the transactions. Also file these agreements as exhibits. See Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, we have provided the general terms of the individual property management agreements that the Company has entered into with its related parties. Given the sensitive nature of these business terms, which include specific details about pricing and operational strategies, we are submitting a standard property management agreement as an exhibit to the DRS/A. This standard agreement reflects the general framework and typical terms without disclosing competitively sensitive information from specific agreements.

Security Ownership of Certain Beneficial Owners and Management, page 58

23.	Based on your disclosure on page 22, it appears that YRQ Irrevocable Trust will have all 5,000 shares of your Series X Preferred Stock after the offering. Please revise your table on page 58 to reflect this ownership in the columns for Series X Preferred Stock after the offering, or advise.

Response: In response to the Staff’s comment, we have revised the table on page 58 to reflect this ownership in the columns for Series X Preferred Stock after the offering. Please be advised the table will be further revised to include voting power on a post-offering basis once details of the offering are available.

24.	Please disclose the address of your greater than five percent beneficial owners. See Item 403(a) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the DRS/A on page 69 to disclose the addresses of the Company’s greater than five percent beneficial owners.

Shares Eligible for Future Sale, page 61

25.	Please state the amount of shares that could be sold pursuant to Rule 144 and pursuant to the registered resale offering, as required by Item 201(a)(2) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosure accordingly.

Material U.S. Federal Income Tax Considerations, page 63

26.	We note your statement on page 64, that the discussion is for general informational purposes only. Please remove or revise this statement, as investors are entitled to rely on your disclosure in the registration statement.

Response: In response to the Staff’s comment, we have removed this statement in the DRS/A.

Experts, page 73

27.	We note your disclosure on page 73 indicates that your auditors included an explanatory paragraph regarding the company’s going concern uncertainty. However, it does not appear such explanatory paragraph is included in their report. Please advise or revise.

Response: In response to the Staff’s comment, the Company advises the Staff that the substantial doubt of the going concern uncertainty was alleviated and therefore no explanatory paragraph was included in the auditor’s opinion . Accordingly, all references to any such explanatory paragraph regarding the Company’s going concern uncertainty have been removed in the DRS/A.

Notes to the Consolidated Financial Statements

Note 1 - Nature of Operations, page F-8

28.	We note your disclosure that the reorganization that resulted in Collab CA becoming a direct wholly owned subsidiary of the Company is being treated as a reverse acquisition and recapitalization effected by a unit-share exchange for financial accounting and reporting purposes. We further note your disclosure on page F-9 which states the Company determined that the share exchange was a reorganization of entities under common control. In order to better understand the Company’s determination please further clarify whether the Company has determined that the reorganization and share exchange is being accounted for as a reverse acquisition and recapitalization or a reorganization of entities under common control.

Response: We have clarified our disclosure that the share exchange is being accounted for as a reorganization of entities under common control.

29.	To the extent you determined the reorganization and share exchange is a reorganization of entities under common control, please tell us and expand your disclosures to detail the relationship between the Company and Collab CA. In this regard, please clarify for us and in your filing your basis for determining that these entities were under common control for the entire period for which financial statements are presented through the date of the reorganization and share exchange. Within your response, please reference the authoritative accounting literature management relied upon.

Response: We have expanded our disclosures to detail the relationship between the entities and clarified our basis for determining the entities were under common control.

The following is a summary of the relationship between the Company and Collab CA:

●	In November 2019, Collab CA was founded by Qian Wang, who was the managing member.
●	In May 2024, Collab Z was formed. Qian Wang is the founder and chairman of the Company.
●	In August 2024, YRQ Irrevocable Trust (“YRQ”) became the sole member of CA. Related family members of Qian Wang are the beneficial owners of YRQ.
●	In August 2024, the Company initiated a board consent for the Series X Certificate of Designation to YRQ.
●	In October 2024, the Company issued 5,000 shares of Series X preferred stock to YRQ, Collab CA’s sole member. In December 2024, pursuant to the Reorganization Agreement, YRQ exchanged 100% of its membership interests in Collab CA for 4,550,500 shares of the Company’s common stock.
●	YRQ has voting control over the Company since its inception through rights and preferences.
●	Qian Wang has retained managing control over Collab CA since its inception through present.

30.	To the extent the Company is accounting for the reorganization and share exchange as a reverse merger and recapitalization, please tell us how the Company determined it was unnecessary to provide audited stand alone financial statements of Collab Z Inc. prior to the reorganization and share exchange.

Response: In response to the Staff’s comment, we have clarified our disclosure that the share exchange is being accounted for as a reorganization of entities under common control.

Note 9 - Commitments and Contingencies Minimum Rental Guarantee, page F-19

31.	Please revise your filing to include the applicable disclosures required by ASC 460- 10-50 regarding your minimum rental guarantee, or advise. Your revised disclosures should include, but not be limited to, the maximum potential amount of future payments (undiscounted) that you could be required to make under the guarantee.

Response: In response to the Staff’s comment, we have revised our filing to expand our disclosure surrounding the minimum rental guarantee.

Note 3 - Summary of Significant Accounting Policies Principles of Consolidation, page F-9

32.	We note your disclosure that Collab Living is 50% owned by Collab CA, and it was determined that Collab CA was the primary beneficiary in 2023 and 2024. As such, its results are consolidated within the Company’s financial statements. Given the Company’s determination that Collab Living is a VIE with the Company as its primary beneficiary, please provide the disclosures required by ASC 810-10-50-2AA through ASC 810-10-50-2AC, as well as ASC 810-10-50-3, including the judgments and assumptions you made in determining that Collab Living is a VIE and Collab CA is the primary beneficiary. Please also tell us how you considered the presentation requirements of ASC 810-10-45-25.

Response: In response to the Staff’s comment, we have expanded our disclosures pursuant to ASC 810.

Selling Stockholders, page Alt-7

33.	Please describe the material terms of the transactions pursuant to which the selling shareholders acquired the shares being offered.

Response: In response to the Staff’s comment, we have revised the DRS/A on page Alt-7 to describe the material terms of the transactions pursuant to which the selling shareholders acquired the shares being offered.

34.	Please explain what “Tradeable Warrants” are.

Response: In response to the Staff’s comment, we have revised the DRS/A to remove the references of “Tradeable Warrants”.

Selling Shareholders Plan of Distribution, page Alt-13

35.	Please revise to clearly state here that no resales of shares of common stock covered by this prospectus shall occur until the shares of common stock sold in your initial public offering begins trading on Nasdaq, consistent with your resale prospectus cover page disclosure.

Response: In response to the Staff’s comment, we have revised the DRS/A to clearly state that no resales of shares of common stock covered by the selling shareholder prospectus shall occur until the shares of common stock sold in our initial public offering begins trading on Nasdaq.

Item 16. Exhibits, page II-4

36.	Please file as exhibits any material agreements relating to your financings, such as your Revolving Line of Credit Agreement and Safe Agreement. See Item 601(b)(10)(i)(A) of Regulation S-K.

Response: We respectfully advise that Staff that the Revolving Line of Credit Agreement has been cancelled, as noted in the revised disclosure, and the Company has filed the SAFE agreement as the exhibit to the DRS/A.

General

37.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide to the Staff supplementally and under separate cover copies of all written communications presented or expected to be presented by the Company, or anyone authorized by the Company, to potential investors in reliance on Section 5(d) of the Securities Act, whether or not the Company retained or intends to retain copies of the communications.

38.	Please revise as necessary to ensure that disclosures in your prospectus are specific to the company. For example, we note disclosure in the risk factor “The concentration of sales among our top employees could lead to losses . . .” on page 10. This risk factor refers to “advisors who are responsible for assisting borrowers.” Another risk factor on page 29 also refers to borrowers. It is not clear how these references relate to your business. In addition, we note that you have only two employees.

Response: In response to the Staff’s comment, we have revised the DRS/A accordingly,

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact Ross Carmel, Esq. at (646) 838-1310.

Sincerely,

/s/ Ross Carmel
Ross Carmel, Esq.
Sichenzia Ross Ference Carmel LLP